Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended March 31,
	2006	2005
Fixed charges:
Interest expense, gross	$9.2	$12.3
Portion of rentals representative of interest	17.0	11.7

Total fixed charges	$26.2	$24.0

Earnings before fixed charges:
Income before income taxes	$189.7	$57.5
Fixed charges	26.2	24.0
Capitalized interest	(7.6)	(10.1)
Amortization of capitalized interest	1.3	1.0

Total earnings before fixed charges	$209.6	$72.4

Ratio of earnings to fixed charges:
Earnings before fixed charges	$209.6	$72.4
Fixed charges	$26.2	$24.0
Ratio of earnings to fixed charges	8.00	3.02